Mail Stop 4561

September 4, 2008

VIA USMAIL and FAX (301) 474 - 0807

Mr. William J. Zaiser
Chief Financial Officer
MHI Hospitality Corporation
4801 Courthouse Street, Suite 201
Williamsburg, Virginia 23188

> **Re: MHI Hospitality Corporation**
> **Form 10-K for the year ended 12/31/2007**
> **Filed on 3/26/2008**
> **File No. 001-32379**

Dear Mr. William J. Zaiser:

We have reviewed your above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comment, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 8.   Capital Stock

Operating Partnership Units, page F-19

1.   In future filings, please revise to disclose the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date. In this respect, please note that while FSP FAS 150-3 deferred the provisions of SFAS 150 applicable to the accounting for minority interests in the operating partnership reflected in the REIT's consolidated financial statements, the disclosure provisions of SFAS 150 are still applicable.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant